United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Old Glory Holding Company

(Exact name of issuer as specified in its charter)

Delaware	87-3523038
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3410 NW 63rd Street, Suite 600, Oklahoma City, Oklahoma 73116

(Full mailing address of principal executive offices)

888-446-5345

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information that the management of Old Glory Holding Company (referred to as the “Company,” “we,” “us,” and “our”) believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion and analysis should be read together with (i) our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the related notes thereto, and (ii) our unaudited consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025.

This discussion includes forward-looking statements based on current expectations and projections. These statements involve risks and uncertainties, and actual results could differ materially from those discussed.

RECENT DEVELOPMENTS

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”).

Under the Termination Agreement, on the Effective Date, the BCA is terminated in its entirety and will impose no further liability or obligation on DAAQ, the Company or their respective representatives, except that Section 9.18 of the BCA will survive and remain in full force and effect, and all ancillary documents relating to the Transactions will be automatically terminated without further action, concurrent with the termination of the BCA in accordance with the Termination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which was filed by DAAQ on Form 8-K dated August 13, 2026.

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Submission of an updated capital plan within 14 calendar days;

●	Restrictions on capital distributions;

●	Restrictions on board fees;

●	Limitations on liabilities to related companies;

●	Restrictions on asset growth;

●	Required prior approval for acquisitions or new branches;

●	Restrictions on brokered and employee benefit deposits;

●	Requirement to become adequately capitalized through sale of stock or combination with another institution;

●	Restrictions on transactions between affiliates;

●	Restrictions on interest rates paid on deposits;

●	Restrictions on high risk activities;

●	Employment of qualified senior executive officers;

●	Restrictions on correspondent bank deposits;

●	Restrictions on Company capital distributions;

●	Required divestiture of high risk or insolvent subsidiaries;

●	Required divestiture of the Bank by the Company if so determined by the Federal Reserve;

●	Prohibitions on bonuses and certain compensation to senior executive officers;

●	Monthly compliance reporting.

On September 11, 2026, the Bank was notified by the FDIC that it is a Critically Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 1.91% as of August 31, 2026. The terms of this Supervisory Prompt Corrective Action Directive included the following:

•	Requirement to increase capital to an “adequately capitalized” capital category by October 23, 2026;
•	Mandatory review of certain securities offerings by the FDIC;
•	Required acquisition by or merger with another depository institution if adequate capital is not raised;
•	Required prior FDIC approval for material transactions, highly leveraged credit extensions, charter or bylaws amendments, material change in accounting methods, covered transactions, or certain increases in deposit rates;
•	Restrictions on capital distributions;
•	Restrictions on board fees;
•	Restrictions on brokered and employee benefit deposits;
•	Requirement to become adequately capitalized through the sale of stock or combination with another financial institution;
•	Restrictions on transactions between affiliates;
•	Restrictions on interest rates paid on deposits;
•	Restrictions on high-risk activities;
•	Restrictions on correspondent bank deposits;
•	Restrictions on Company capital distributions;
•	Required divestiture of high risk or insolvent subsidiaries by the Bank or the Company;
•	Required divestiture of the Bank by the Company is so determined by the Federal Reserve;
•	Prohibitions on bonuses and certain compensation to senior executive officers;
•	Monthly compliance reporting.

OVERVIEW

Old Glory Holding Company (the “Company”) is a Delaware corporation formed for the purpose of raising capital and acquiring Old Glory Bank (the “Bank”). The Bank is an online community-oriented bank, but our “community” is not tied to a geographic location, but to a value-system for those individuals who believe in the greatness of America and the US Constitution. People used to select a bank that was closest to their home, but in the age of mobile banking, customers can now select a bank that is closest to their identity. Customers can still walk into our beautiful physical branch in Elmore City, OK, and open a bank account, but nearly all new accounts are opened and managed online.

The Bank has two primary product lines: Consumer Banking Products and Business Banking Products. As of the date of this filing, consumer deposit accounts represent approximately 93% of the total number of accounts held at the Bank, but only approximately 73% of the value of the Bank’s total deposits. Many of the Bank’s revenue streams (such as interchange revenue, account activity fees, and deposit service charges) track with the relative value of the deposits held by consumers versus businesses.

At June 30, 2026, the Company had total assets of $276.8 million, a 7.5% increase from total assets of $257.4 million at December 31, 2025. The largest component of our total assets is investment securities available for sale, which represent $209.2 million, or 75.6%, of our total assets as of June 30, 2026. The Company continues to maintain the majority of its assets in highly liquid investment securities while it obtains the necessary capital for future growth. Deposit balances of $268.5 million as of June 30, 2026 comprise the vast majority of our liability balances and have grown approximately $21.8 million, or 8.9%, since December 31, 2025.

Total stockholders equity was $6.9 million at June 30, 2026 or 2.5% of assets. The Bank had a leverage capital ratio of 2.69% at June 30, 2026 and was considered “Significantly Undercapitalized.” Through June 30, 2026, the Company’s asset and earnings growth was constrained by a lack of capital. The Company is under a May, 2024 Consent Order as more fully described in our December 31, 2025 audited consolidated financial statements.

Like most banks, we derive the majority of our income from interest received on our cash, investments and loans. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is the amount of net interest income, or the difference between the income on our interest-earning assets, such as cash, loans and investments, and the expense on our interest-bearing liabilities, such as deposits. In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients.

CRITICAL ACCOUNTING ESTIMATES

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the U.S. and with general practices within the banking industry in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 1 to our audited consolidated financial statements as of December 31, 2025.

Certain accounting policies inherently involve a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. We consider these accounting policies and estimates to be critical accounting policies. We have identified the determination of the allowance for credit losses, the fair valuation of financial instruments and income taxes to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, management has reviewed and approved these critical accounting policies and estimates and has discussed these policies with the Company’s Audit Committee.

See footnote “Nature of Operations and Significant Accounting Policies” to our audited consolidated financial statements for a more detailed discussion of the Company’s accounting policies.

Allowance for Credit Losses

The allowance for credit losses (“ACL”) is management’s current estimate of expected credit losses that will result from the inability of our borrowers to make required loan payments, with particular applicability on our balance sheet to loans and unfunded loan commitments. Estimating the amount of the ACL requires significant judgment and the use of estimates related to historical experience, current conditions, reasonable and supportable forecasts, and the value of collateral on collateral-dependent loans. Credit losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

There are many factors affecting the ACL; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and is susceptible to significant change. To the extent actual outcomes are worse than management estimates, additional provision for credit losses could be required that could adversely affect our earnings or financial position in future periods.

See footnote “Loans” to our audited consolidated financial statements for further detailed descriptions of our estimation process and methodology related to the ACL.

Fair Valuation of Financial Instruments

Certain assets and liabilities are measured at fair value on a recurring basis, including securities available for sale. Assets and liabilities carried at fair value inherently include subjectivity and may require the use of significant assumptions, adjustments and judgment including, among others, discount rates, rates of return on assets, cash flows, default rates, loss rates, terminal values and liquidation values. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition or disclosures of fair value information.

The fair value hierarchy requires use of observable inputs first and subsequently unobservable inputs when observable inputs are not available. Our fair value measurements involve various valuation techniques and models, which involve inputs that are observable (Level 1 or Level 2 in fair value hierarchy), when available. The level of judgment required to determine fair value is dependent on the methods or techniques used in the process. Assets and liabilities that are measured at fair value using quoted prices in active markets (Level 1) do not require significant judgment while the valuation of assets and liabilities when quoted market prices are not available (Levels 2 and 3) may require significant judgment to assess whether observable or unobservable inputs for those assets and liabilities provide reasonable determination of fair value.

See footnote “Fair Value Measurements” to our audited consolidated financial statements for additional information regarding the fair values measured at each level of the fair value hierarchy, additional discussion regarding fair value measurements, and a brief description of how fair value is determined for categories that have unobservable inputs.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and prudent and feasible tax planning strategies. Management weighs both the positive and negative evidence, giving more weight to evidence that can be objectively verified. Because of the Company’s recurring losses, a full valuation allowance against net deferred tax assets has been established.

See footnote “Income Taxes” to our audited consolidated financial statements for a further discussion.

SELECTED FINANCIAL DATA

The following tables set forth selected historical consolidated financial information for the periods and as of the dates indicated. We derived our balance sheet and income statement data as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 from our unaudited consolidated financial statements.

	As of
	June 30,	December 31,
(dollars in thousands, except per share data)	2026	2025
Balance Sheet Data:
Total assets	$276,783	257,421
Cash and cash equivalents	37,939	72,399
Investment securities available for sale	209,244	162,706
Loans	22,997	17,702
Allowance for credit losses	250	227
Deferred technology expenses	2,426	2,624
Deposits	268,488	246,698
Stockholders’ equity	6,949	9,774
Common shares outstanding at period end (000’s)	45,052	43,943
Book value	$0.15	0.22
Loans to deposits	8.57%	7.18%
Asset Quality Ratios:
Nonperforming loans to total loans	6.6%	0.7%
Nonperforming assets to total assets	0.5%	0.0%
Allowance for credit losses to nonperforming loans	16.4%	186.1%
Allowance for credit losses to total loans	1.09%	1.28%
Bank Capital Ratios:
Total risk-based capital ratio	11.57%	18.80%
Tier 1 risk-based capital ratio	11.19%	18.37%
Leverage ratio	2.69%	4.17%
Tangible common equity to assets	2.51%	3.80%

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Selected Results of Operations Data:
Interest income	$3,177	2,323	$6,269	4,353
Interest expense	549	464	1,098	863
Net interest income	2,628	1,859	5,171	3,490
Provision for credit losses	56	83	252	150
Net interest income after provision for credit losses	2,572	1,776	4,919	3,340
Noninterest income	939	874	1,831	1,440
Noninterest expenses	7,163	6,804	14,947	13,048
Loss before income tax expense	(3,652)	(4,154)	(8,197)	(8,268)
Income tax expense	-	-	-	-
Net loss available to common shareholders	$(3,652)	(4,154)	$(8,197)	(8,268)
Per Common Share Data:
Basic earnings per share	$(0.08)	(0.10)	$(0.18)	(0.20)
Diluted earnings per share	$(0.08)	(0.10)	$(0.18)	(0.20)
Weighted average common shares outstanding (000’s)
Basic	44,835	42,519	44,539	42,282
Diluted	44,835	42,519	44,539	42,282
Performance Ratios:
Return on average assets	-5.26%	-7.80%	-6.02%	-8.20%
Return on average equity	-190.85%	-168.79%	-192.30%	-167.28%
Net interest rate spread, tax equivalent	3.46%	3.12%	3.44%	3.11%
Net interest margin, tax equivalent	3.93%	3.64%	3.94%	3.61%
Cost of funds	0.82%	0.92%	0.84%	0.91%
Noninterest income to average assets	1.35%	1.64%	1.34%	1.43%
Noninterest expense to average assets	10.32%	12.78%	10.97%	12.95%
Net charge-offs to average total loans	0.77%	0.00%	1.08%	0.00%
Growth in revenue	130.52%		142.03%

RESULTS OF OPERATIONS

Net Interest Income and Margin

The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of deposits for the three and six months ended June 30, 2026 and 2025. We derived these yields or costs by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the same periods, we had no securities purchased with agreements to resell. All investments were purchased with an original maturity of over one year. Nonaccrual loans are included in earning assets in the following tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status. Our level of net interest income is determined by the level of earning assets and the management of our net interest margin.

	Three Months Ended June 30,			Three Months Ended June 30,
	2026			2025
	Average		Yield/	Average		Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost

Assets:
Interest-bearing deposits in other banks	$21,472	$221	4.12%	$17,086	$198	4.64%
Federal funds sold and excess balance account	18,494	166	3.59%	156,284	1,690	4.33%
Taxable securities available for sale	204,917	2,382	4.65%	18,926	220	4.65%
Tax-exempt securities available for sale (1)	155	1	3.27%	225	1	2.25%
Loans receivable	22,682	407	7.18%	11,961	214	7.16%
Total interest-earning assets	267,720	3,177	4.75%	204,482	2,323	4.54%
Noninterest-earning assets	9,927			8,483
Total assets	$277,647			$212,965

Liabilities and Shareholders’ Equity:
Interest-bearing demand deposits	$53,225	152	1.14%	$34,697	136	1.57%
Savings deposits	103,833	281	1.08%	89,713	277	1.24%
Time deposits	13,130	116	3.53%	5,891	51	3.46%
Total interest-bearing deposits	170,188	549	1.29%	130,301	464	1.42%
Noninterest-bearing deposits	98,362			71,782
Other liabilities	1,444			1,038
Total liabilities	269,994			203,121
Shareholders’ equity	7,653			9,844
Total liabilities and shareholders’ equity	$277,647			$212,965
Net interest income, taxable equivalent		$2,628			$1,859
Tax equivalent net interest rate spread (3)			3.46%			3.12%
Tax equivalent net interest margin (4)			3.93%			3.64%
Cost of funds			0.82%			0.92%

Net interest-earning assets (2)	$97,532			$74,181
Percentage of average interest-earning assets to average interest-bearing liabilities	157.31%			156.93%

(1) Tax-exempt investments are calculated assuming a 21% federal tax rate

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities

(3) Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Tax equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets

	Six Months Ended June 30,			Six Months Ended June 30,
	2026			2025
	Average		Yield/	Average		Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost

Assets:
Interest-bearing deposits in other banks	$23,753	$447	3.76%	$17,915	$392	4.38%
Federal funds sold and excess balance account	22,359	408	3.65%	151,757	3,284	4.33%
Taxable securities available for sale	194,986	4,599	4.72%	14,350	336	4.68%
Tax-exempt securities available for sale (1)	156	2	2.56%	225	1	1.13%
Loans receivable	21,197	813	7.67%	9,322	340	7.29%
Total interest-earning assets	262,451	6,269	4.78%	193,569	4,353	4.50%
Noninterest-earning assets	10,006			8,000
Total assets	$272,457			$201,569

Liabilities and Shareholders’ Equity:
Interest-bearing demand deposits	$50,327	303	1.20%	$32,008	247	1.54%
Savings deposits	101,877	586	1.15%	87,336	537	1.23%
Time deposits	11,914	209	3.51%	4,843	79	3.26%
Total interest-bearing deposits	164,118	1,098	1.34%	124,187	863	1.39%
Noninterest-bearing deposits	98,462			66,473
Other liabilities	1,352			1,024
Total liabilities	263,932			191,684
Shareholders’ equity	8,525			9,885
Total liabilities and shareholders’ equity	$272,457			$201,569
Net interest income, taxable equivalent		$5,171			$3,490
Tax equivalent net interest rate spread (3)			3.44%			3.11%
Tax equivalent net interest margin (4)			3.94%			3.61%
Cost of funds			0.84%			0.91%

Net interest-earning assets (2)	$98,333			$69,382
Percentage of average interest-earning assets to average interest-bearing liabilities	159.92%			155.87%

(1) Tax-exempt investments are calculated assuming a 21% federal tax rate

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities

(3) Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Tax equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets

Net interest income increased $0.8 million, or 41.4%, from $1.9 million for the three months ended June 30, 2025 to $2.6 million for the same period in 2026. The change between the periods was primarily the net result of the following factors:

●	Average interest-earning assets increased $63.2 million, or 30.9%, from $204.5 million to $267.7 million, driven primarily by increases in taxable securities available for sale and loans receivable, offset by decreases in federal funds sold and excess balance accounts.

●	Average net interest-earning assets increased $23.4 million, or 31.5%, from $74.2 million to $97.5 million, due primarily to a $26.6 million, or 37.0%, increase in noninterest-bearing deposits.

●	Cost of funds decreased 10 bp from 0.92% to 0.82%, while the yield on average interest-earning assets increased 21 bp from 4.54% to 4.75%. These changes resulted in tax equivalent net interest rate spread and net interest margin increasing 34 bp and 29 bp, respectively.

Net interest income increased $1.7 million, or 48.2%, from $3.5 million for the six months ended June 30, 2025 to $5.2 million for the same period in 2026. The change between the periods was primarily the net result of the following factors:

●	Average interest-earning assets increased $68.9 million, or 35.6%, from $193.6 million to $262.5 million, driven primarily by increases in taxable securities available for sale and loans receivable, offset by decreases in federal funds sold and excess balance accounts.

●	Average net interest-earning assets increased $29.0 million, or 41.7%, from $69.4 million to $98.3 million, due primarily to a $32.0 million, or 48.1%, increase in noninterest-bearing deposits.

●	Cost of funds decreased 7 bp from 0.91% to 0.84%, while the yield on average interest-earning assets increased 28 bp from 4.50% to 4.78%. These changes resulted in tax equivalent net interest rate spread and net interest margin increasing 33 bp and 33 bp, respectively.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Three Months Ended
	June 30, 2026 vs June 30, 2025
	Increase (Decrease) Due to Change in
			Rate/
(dollars in thousands)	Volume	Rate	Volume	Total
Interest income
Interest-bearing deposits in other banks	$203	(89)	(92)	23
Federal funds sold	(5,960)	(1,149)	5,585	(1,524)
Taxable securities available for sale	8,648	(0)	(6,486)	2,162
Tax-exempt securities available for sale	(2)	2	(1)	(0)
Loans receivable	767	3	(577)	193
Total interest income	3,657	(1,233)	(1,571)	853
Interest expense
Interest-bearing demand deposits	(290)	148	127	(16)
Savings deposits	(174)	137	34	(4)
Time deposits	(251)	(4)	190	(65)
Total interest expense	(716)	175	351	(84)
Net interest income, taxable equivalent	$2,941	(1,058)	(1,220)	769

As indicated in the table above, increases in the volume of interest-earning assets – driven primarily by increases in taxable securities available for sale – and lower rates on deposits were primarily responsible for the $0.8 million increase in net interest income during the three months ended June 30, 2026 as compared to the same period in 2025, and were more than enough to offset the negative effect of higher deposit balances.

	Six Months Ended
	June 30, 2026 vs June 30, 2025
	Increase (Decrease) Due to Change in
			Rate/
(dollars in thousands)	Volume	Rate	Volume	Total
Interest income
Interest-bearing deposits in other banks	$255	(110)	(91)	55
Federal funds sold	(5,600)	(1,030)	3,754	(2,876)
Taxable securities available for sale	8,459	5	(4,201)	4,263
Tax-exempt securities available for sale	(1)	3	(1)	1
Loans receivable	866	35	(429)	472
Total interest income	3,098	541	(968)	1,916
Interest expense
Interest-bearing demand deposits	(283)	109	118	(56)
Savings deposits	(179)	69	61	(49)
Time deposits	(231)	(12)	113	(130)
Total interest expense	(555)	64	292	(234)
Net interest income, taxable equivalent	$2,543	605	(676)	1,681

As indicated in the table above, increases in the volume of interest-earning assets – driven primarily by increases in taxable securities available for sale – and higher yields on interest-earning assets were primarily responsible for the $1.7 million increase in net interest income during the six months ended June 30, 2026 as compared to the same period in 2025, and were more than enough to offset the negative effect of higher deposit balances.

Provision for Credit Losses

The provision for credit losses, which includes a provision for losses on unfunded commitments, is a charge to earnings to maintain the allowance for credit losses and reserve for unfunded commitments at levels consistent with management’s assessment of expected losses in the loan portfolio at the balance sheet date. We review the adequacy of the allowance for credit losses on a quarterly basis. Please see the discussion below under “Results of Operations – Allowance for Credit Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Following is an analysis of the provision for credit losses:

	Three Months Ended June 30,
	2026	2025
Provision for credit loss	$56	$83
Net charge-offs	175	-
Loan growth	366	4,625

Provision to net charge-offs	32.00%	NM
Provision less net charge-offs to loan growth	-32.51%	1.79%

The provision for credit losses during the three months ended June 30, 2026 and 2025 was minimal as loan growth remained modest an no additional loans were reserved for.

	Six Months Ended June 30,
	2026	2025
Provision for credit loss	$252	$150
Net charge-offs	229	-
Loan growth	5,295	11,104

Provision to net charge-offs	110.04%	NM
Provision less net charge-offs to loan growth	0.43%	1.35%

The provision for credit losses increased to $0.3 million for the six months ended June 30, 2026 from $0.2 million for the same period in 2025 due to the establishment of a $0.1 million reserve for the unguaranteed portion of an SBA loan.

The Company continues to experience low levels of specific reserves and net charge-offs which has resulted in minimal provisions for credit losses during the last two years. Given the Company’s limited loss history, we utilize peer data in our estimation of expected credit losses.

Noninterest Income

The following tables summarize the Company’s noninterest income for the three and six months ended June 30, 2026 as compared to the same period in 2025:

	Three Months Ended June 30,
(in thousands)	2026	2025	$ Change	% Change

Deposit service charges and fees	$252	226	26	11.5%
Gain on sale of mortgage loans	108	110	(2)	-1.8%
Gain (loss) on sale of investment securities	(3)	133	(136)	-102.3%
Interchange fees	564	417	147	35.3%
Other	18	(12)	30	100.0%

Total noninterest income	$939	874	65	7.4%

Noninterest income was $0.9 million for the three months ended June 30, 2026 and 2025. The following factors had an impact on noninterest income during these periods:

●	Gain (loss) on sale of investment securities declined $0.1 million as the Company sold $8.2 million of securities available for sale at a $0.1 million gain during the three months ended June 30, 2025 due to a decline in interest rates.

●	Interchange fees increased $0.1 million, or 35.3%, due to growth in the purchasing levels of the Company’s growing deposit base. Monthly card spend of the Company’s customers was $20.2 million for the month of June, 2026 as compared to $14.8 million for the month of June, 2025. The Company earns approximately 95 bp for each dollar spent.

	Six Months Ended June 30,
(in thousands)	2026	2025	$ Change	% Change

Deposit service charges and fees	$503	341	162	47.5%
Gain on sale of mortgage loans	225	202	23	11.4%
Gain (loss) on sale of investment securities	(3)	133	(136)	-102.3%
Interchange fees	1,066	764	302	39.5%
Other	40	-	40	100.0%

Total noninterest income	$1,831	1,440	391	27.2%

Noninterest income was $1.8 million for the six months ended June 30, 2026, an increase of $0.4 million, or 27.2%, from the six month ended June 30, 2025. The following factors had an impact on noninterest income during these periods:

●	Deposit service charges and fees increased $0.2 million, or 47.5%, due to an increase in the number of deposit accounts which increased from approximately 74 thousand at June 30, 2025 to 87,000 at June 30, 2026.

●	Gain (loss) on sale of investment securities declined $0.1 million as the Company sold $8.2 million of securities available for sale at a $0.1 million gain during the three months ended June 30, 2025 due to a decline in interest rates.

●	Interchange fees increased $0.3 million, or 39.5%, due to growth in the purchasing levels of the Company’s growing deposit base. Monthly card spend of the Company’s customers was $20.2 million for the month of June, 2026 as compared to $14.8 million for the month of June, 2025. The Company earns approximately 95 bp for each dollar spent.

Noninterest Expense

The following tables summarize the Company’s noninterest expense for the three and six months ended June 30, 2026 compared to the same period in 2025:

	Three Months Ended June 30,
(in thousands)	2026	2025	$ Change	% Change

Salaries and employee benefits	$2,732	2,925	(193)	-6.6%
Stock compensation expense	273	275	(2)	-0.7%
Occupancy	38	47	(9)	-19.1%
Data processing & technology	1,836	1,721	115	6.7%
Interchange	275	195	80	41.0%
Insurance	146	90	56	62.2%
Marketing and advertising	406	423	(17)	-4.0%
Consultants	113	124	(11)	-8.9%
Customer care	331	321	10	3.1%
Professional	214	117	97	82.9%
Bank director fees	27	77	(50)	-64.9%
Holding company director fees	40	119	(79)	-66.4%
Miscellaneous	732	370	362	97.8%
Total noninterest expense	$7,163	6,804	359	5.3%

Noninterest expense increased to $7.2 million for the three months ended June 30, 2026 from $6.8 million for the same period of 2025, an increase of $0.4 million or 5.3%. The following factors had an impact on noninterest expense during these periods:

●	Salaries and employee benefits expense decreased $0.2 million, or 6.6%, due to the Company reducing headcount in order to control operating expenses and losses.

●	Data processing & technology increased $0.1 million, or 6.7%, due to scheduled increases in the Company’s contracts with its core technology vendors, as well as costs to build out the Company’s digital asset products.

●	Professional expenses increased $0.1 million, or 82.9%, due to increases in accounting and auditing expenses as the Company prepares to be a public company.

●	Miscellaneous expenses increased $0.4 million, or 97.8%, due to the results of a financial reporting project.

	Six Months Ended June 30,
(in thousands)	2026	2025	$ Change	% Change

Salaries and employee benefits	$5,370	5,479	(109)	-2.0%
Stock compensation expense	1,156	550	606	110.2%
Occupancy	80	100	(20)	-20.0%
Data processing & technology	4,230	3,518	712	20.2%
Interchange	544	348	196	56.3%
Insurance	295	174	121	69.5%
Marketing and advertising	723	718	5	0.7%
Consultants	211	268	(57)	-21.3%
Customer care	650	511	139	27.2%
Professional	314	132	182	137.9%
Bank director fees	108	146	(38)	-26.0%
Holding company director fees	140	238	(98)	-41.2%
Miscellaneous	1,126	866	260	30.0%
Total noninterest expense	$14,947	13,048	1,899	14.6%

Noninterest expense increased to $14.9 million for the six months ended June 30, 2026 from $13.0 million for the same period of 2025, an increase of $1.9 million or 14.6%. The following factors had an impact on noninterest expense during these periods:

●	Salaries and employee benefits expense decreased $0.1 million, or 2.0%, due to the Company reducing headcount in order to control operating expenses and losses.

●	Stock compensation expense increased $0.6 million, or 110.2%, due to the Company issuing $165 thousand shares of immediately vested restricted stock to key employees and vendors at a cost of $4.23 per share during the six months ended June 30, 2026.

●	Data processing & technology increased $0.7 million, or 20.2%, due to scheduled increases in the Company’s contracts with its core technology vendors, as well as costs to build out the Company’s digital asset products.

●	Interchange expenses increased $0.2 million, or 56.3%, due to growth in the Company’s interchange revenue and changes in the spending patterns of its deposit customer base,

●	Insurance expenses increased $0.1 million, or 69.5%, due to an increase in the Company’s deposit insurance premiums as a result of deposit growth and other factors.

●	Professional expenses increased $0.2 million, or 137.9%, due to increases in accounting and auditing expenses as the Company prepares to be a public company.

●	Miscellaneous expenses increased $0.3 million, or 30.0%, due to the results of a financial reporting project.

Income Taxes

Due to its operating losses, the Company does not have current tax expense and maintains a full valuation allowance against the value of its net deferred tax assets - including net operating losses. The Company must be able to demonstrate a sustained level of future taxable income, combined with tax planning strategies and reversal of existing taxable temporary differences, before reversal of the valuation allowance is appropriate. The Company will continue to report an effective tax rate of 0% until such time that the valuation allowance is reversed.

FINANCIAL CONDITION

Total assets increased $19.4 million, or 7.5%, from $257.4 million at December 31, 2025 to $276.8 million at June 30, 2026. The change was primarily from the following factors:

Cash and Cash Equivalents

Cash and cash equivalents decreased $34.5 million, or 47.6%, as the Company continued to invest a portion of its excess cash in securities available for sale. The Company continues to be highly liquid with cash and investment securities available for sale comprising approximately 89% of total assets at June 30, 2026.

Investment Securities Available For Sale

The following table summarizes the composition of the investment portfolio as of June 30, 2026 and December 31, 2025:

	June 30, 2026		December 31, 2025
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

US Treasury note	$200	$200	$4,198	$4,203
Municipal	156	155	99,656	99,425
Agency mortgage-backed securities - fixed rate	16,918	16,815	158	156
Agency mortgage-backed securities - floating rate	92,353	92,493	2,000	2,003
Agency guaranteed student loan bonds - floating rate	100,347	99,581	57,245	56,919
Total	$209,974	$209,244	$163,257	$162,706

During 2025 and the first six months of 2026, the Company utilized a significant portion of its excess cash and cash equivalents to purchase investment securities available for sale with approximately 100 bp of higher yield. At June 30, 2026, approximately 92% of the investment portfolio is floating rate, substantially reducing the possibility of unrealized losses, and nearly 100% of the portfolio is government guaranteed.

The following table summarizes the maturity distribution and yield of the investment portfolio by investment type as of June 30, 2026. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2026
	Less Than One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

US Treasury note	-	-	200	4.27%	-	-	-	-	200	4.27%
Municipal	155	1.39%	-	-	-	-	-	-	155	0.00%
Agency mortgage-backed securities - fixed rate	-	-	-	-	4,931	5.13%	11,884	5.07%	16,815	5.09%
Agency mortgage-backed securities - floating rate	-	-	-	-	-	-	92,493	4.47%	92,493	4.47%
Agency guaranteed student loan bonds - floating rate	-	-	-	-	-	-	99,581	4.58%	99,581	4.58%
Total	155	1.39%	200	4.27%	4,931	-	203,958	4.56%	209,244	4.57%

Due to the primarily floating rate nature of the Company’s investment portfolio, combined with the amortizing nature of the agency mortgage-backed securities and agency guaranteed student loan bonds, reference to maturity dates is not a meaningful benchmark for measuring interest rate risk. A better measure of interest rate risk for the Company’s investment portfolio would be effective duration, which was less than 0.5 yrs at June 30, 2026.

Loans Receivable

The following table summarizes the composition of the loan portfolio as of June 30, 2026 and December 31, 2025:

	June 30, 2026		December 31, 2025
		% of		% of
		Gross		Gross
	Loans	Loans	Loans	Loans

Residential real estate	$2,730	11.9%	$1,899	10.7%
Commercial real estate	13,135	57.1%	10,268	58.0%
Commercial and industrial	5,106	22.2%	3,917	22.1%
Consumer and other	2,026	8.8%	1,618	9.1%
Total loans	22,997	100.0%	17,702	100.0%
Less: Allowance for credit losses	(250)		(227)
Loans, net	$22,747		$17,475

The Company’s loan portfolio represented only 8.3% and 6.9% of total assets at June 30, 2026 and December 31, 2025, respectively, as the Company currently prefers the higher liquidity and lower credit risk profile of the investment portfolio as compared to loans receivable. Commercial real estate comprised the largest portion of the loan portfolio at June 30, 2026, but comprised less than 5% of total assets as of the same date.

The following table summarizes the contractual maturity distribution of the loan portfolio as of June 30, 2026, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

	June 30, 2026
						Maturing Over One Year
	One Year or Less	One through Five Years	Five through Fifteen Years	Over Fifteen Years	Total	Fixed Rate	Floating Rate
Residential real estate	$-	$492	$-	$1,027	$1,519	$1,519	$-
Commercial real estate	129	1,813	10,126	1,069	13,137	10,455	2,553
Commercial and industrial	431	1,290	356	-	2,077	1,132	514
Consumer and other	2,384	2,613	1,267	-	6,264	3,837	43
Total loans and leases	$2,944	$6,208	$11,749	$2,096	$22,997	$16,943	$3,110

Substantially all of the loans require monthly principal and interest payments, resulting in a shorter weighted average life than the stated maturity date.

Allowance For Credit Losses

The following table summarizes the amount and allocation of our allowance for credit losses as of June 30, 2026 and December 31, 2025:

	Allowance		Allowance
	Allocation	Total	Allocation
	To Loan Categories	Loans	As A % of Loans

June 30, 2026
Residential real estate	$16	$2,730	0.59%
Commercial real estate	145	13,135	1.10%
Commercial and industrial	72	5,106	1.41%
Consumer and other	17	2,026	0.84%
Total	$250	$22,997	1.09%

December 31, 2025
Residential real estate	$11	$1,899	0.58%
Commercial real estate	96	10,268	0.93%
Commercial and industrial	109	3,917	2.78%
Consumer and other	11	1,618	0.68%
Total	$227	$17,702	1.28%

The Company’s allowance for credit losses as a percentage of loans decreased from 1.28% at December 31, 2025 to 1.09% at June 30, 2026, due primarily to the $0.1 million charge-off of the unguaranteed portion of an SBA loan which was previously carried in the allowance for credit losses as a specific reserve as of December 31, 2025.

The following table summarizes net charge-offs as a percentage of average loans for the three and six months ended June 30, 2026 and 2025:

			Ratio Of
			Net (Charge-offs)
	Net (Charge-offs)	Average	Recoveries to
	Recoveries	Loans	Average Loans

Three Months Ended June 30, 2026

Residential real estate	$-	$2,010	0.0%
Commercial real estate	-	13,040	0.0%
Commercial and industrial	(122)	7,791	1.6%
Consumer and other	(53)	1,851	2.9%
Total	$(175)	$22,682	0.8%

Three Months Ended June 30, 2025

Residential real estate	$-	$2,401	0.0%
Commercial real estate	-	4,316	0.0%
Commercial and industrial	-	2,968	0.0%
Consumer and other	-	2,276	0.0%
Total	$-	$11,961	0.0%

Net charge-offs to average loans increased from 0.0% for the three months ended June 30, 2025 to 0.8% for the same period in 2026. This increase was primarily the result of the $0.1 million charge-off related to the SBA loan discussed above.

			Ratio Of
			Net (Charge-offs)
	Net (Charge-offs)	Average	Recoveries to
	Recoveries	Loans	Average Loans

Six Months Ended June 30, 2026

Residential real estate	$-	$1,593	0.0%
Commercial real estate	-	11,123	0.0%
Commercial and industrial	(122)	6,622	-1.8%
Consumer and other	(107)	1,859	-5.8%
Total	$(229)	$21,197	-1.1%

Six Months Ended June 30, 2025

Residential real estate	$-	$2,022	0.0%
Commercial real estate	-	3,373	0.0%
Commercial and industrial	-	2,436	0.0%
Consumer and other	-	1,491	0.0%
Total	$-	$9,322	0.0%

Net charge-offs to average loans increased from 0.0% for the six months ended June 30, 2025 to 1.1% for the same period in 2026. This increase was primarily the result of the $0.1 million charge-off related to the SBA loan discussed above.

Deposits

The following table summarizes the average balance and average rate of the deposit portfolio as of June 30, 2026 and December 31, 2025:

	June 30, 2026			December 31, 2025
		% of	Average		% of	Average
	Balance	Total	Rate	Balance	Total	Rate
Noninterest-bearing demand	$97,262	36.2%	—	$92,241	37.9%	—
Interest-bearing demand	53,043	19.8%	1.14%	48,141	19.8%	1.48%
Savings	104,519	38.9%	1.08%	97,168	39.9%	1.24%
Time	13,664	5.1%	3.53%	5,891	2.4%	3.39%
Total average deposits	$268,488	100.0%	0.82%	$243,441	100.0%	0.89%

The average rate on the Company’s deposit portfolio decreased from 0.89% for the year ended December 31, 2025 to 0.82% for the three months ended March 31, 2026 due primarily to a 25 bp reduction in rates paid on deposits during the three months ended June 30, 2026.

The following table details the maturity distribution of our time deposits greater than $250,000 as of June 30, 2026:

June 30,
2026
Three months or less	$798
Three to six months	-
Six to twelve months	780
More than twelve months	-
Total	$1,578

The Company’s deposit portfolio is comprised primarily of retail and small business customers with balances under $1 million. At June 30, 2026, the Company only had 9 deposit relationships with combined balances in excess of $1 million, representing only 7.5% of deposits.

Liquidity

Liquidity is our ability to fund operations, to meet depositor withdrawals, to provide for customers’ credit needs, and to meet maturing obligations and existing commitments. Our liquidity principally depends on our cash flows from operating activities, investment in and maturity of assets, and changes in balances of deposits. We seek to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows and loan repayments are far less predictable and are not subject to the same degree of control.

The following table details our liquidity profile as of June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025

Cash and cash equivalents	$37,939	72,399
Investment securities available for sale	209,244	162,706
Total liquidity	$247,183	$235,105

Total assets	$276,783	$257,421

Liquidity ratio	89.3%	91.3%

Our ability to maintain and expand our deposit base serves as our primary source of liquidity, with the liquidation of investment securities serving as a secondary source of liquidity. In addition, we will receive cash from the maturity and monthly paydown of loans and investment securities. The Company’s investment portfolio is intentionally comprised of predominantly floating rate securities so that they can quickly be converted to cash with minimal risk of unrealized losses. We do not currently have automatic access to borrowed funds facilities, so we maintain a higher level of liquidity to compensate for the risk of unforeseen liquidity needs.

We believe that our existing stable base of core deposits will enable us to successfully meet our short and long-term liquidity needs. However, as liquidity needs arise, we have the ability to sell a portion of our investment securities portfolio should we be required to meet those needs. We also have a $92.4 million secured borrowing line with the Federal Reserve Discount Window. This line, however, is subject to secondary review by the Federal Reserve before usage.

Capital Resources

On May 1, 2024, the Bank agreed to a Consent Order from the FDIC and the Oklahoma State Banking Department (“State”), addressing, among other items, Board oversight, monitoring policies, internal control testing, management, operations, and increased capital for the Bank. See the Company’s audited and unaudited consolidated financial statements for more details of the Consent Order.

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report. See Recent Developments section above for a further discussion of this notification.

On September 11, 2026, the Bank was notified by the FDIC that it is a Critically Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 1.91% as of August 31, 2026. See Recent Developments section above for a further discussion of this notification.

The following table summarizes the Company’s stockholders’ equity as of June 30, 2026 and December 31, 2025:

	June 30	December 31,
	2026	2025

Total stockholders’ equity	$6,949	$9,774
Total assets	276,783	257,421
Total shares outstanding (000’s)	45,052	43,943
Tangible common equity to assets	2.5%	3.8%
Book value per share	$0.15	$0.22

Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale and the unrealized gain or loss on interest rate swaps accounted for as cash flow hedges, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the reserve for credit losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on Tier 1 capital to total average assets, which is known as the Tier 1 leverage ratio.

Regulatory capital rules, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than “small bank holding companies,” generally holding companies with consolidated assets of less than $3 billion. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a “capital conservation buffer” on top of minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of CET1 equal to 2.5% of risk-weighted assets.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements as of June 30, 2026 and December 31, 2025:

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2026

Total Capital to risk weighted assets	$7,721	11.57%	$5,341	8.00%	$6,676	10.00%
Tier 1 (Core) Capital to risk weighted assets	$7,466	11.18%	$4,005	6.00%	$5,341	8.00%
Common Tier 1 (CET1)	$7,466	11.18%	$3,004	4.50%	$4,339	6.50%
Tier 1 (Core) Capital to average assets	$7,466	2.69%	$11,102	4.00%	$13,878	5.00%

December 31, 2025:

Total Capital to risk weighted assets	$10,245	18.80%	$4,360	8.00%	$5,450	10.00%
Tier 1 (Core) Capital to risk weighted assets	$10,015	18.37%	$3,270	6.00%	$4,360	8.00%
Common Tier 1 (CET1)	$10,015	18.37%	$2,453	4.50%	$3,543	6.50%
Tier 1 (Core) Capital to average assets	$10,015	4.17%	$9,616	4.00%	$12,020	5.00%

The following table summarizes the components of capital as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Total Bank equity capital	$6,782	9,562
Plus: Net unrealized losses on available for sale securities	730	551
Plus: Net unrealized losses on interest rate swaps accounted for as cash flow hedges	45	-
Less: Core deposit intangible	(91)	(98)
Tier 1 capital	7,466	10,015
Qualifiying allowance for credit losses	254	230
Tier 2 capital	$7,721	10,245

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. We seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

The following table summarizes the Company’s commitments to extend credit as of June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025

Home equity unused lines of credit	$134	$568
Construction loan commitments	37	5
Commercial lines of credit	401	100
Total	$572	$673

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Market Risk and Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing and deposit gathering activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

We actively monitor and manage our interest rate risk exposure to seek to control the mix and maturities of our assets and liabilities utilizing a process we call asset/liability management. The essential purposes of asset/liability management are to seek to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates.

Our asset/liability management committee (“ALCO”) monitors and considers methods of managing exposure to interest rate risk by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, adjusting the duration of assets or liabilities, or by the use of derivatives such as interest rate swaps and other hedging instruments. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Our ALCO committee meets quarterly and is comprised of several members of executive management and an independent board member who is also considered a “financial expert”. The ALCO committee reports to the full Board of Directors of the Bank.

The following table summarizes the forecasted impact on net interest income using a base case scenario given immediate upward and downward movements in interest rates of 100, 200, and 300 basis points based on forecasted assumptions of prepayment speeds, nominal interest rates and loan and deposit repricing rates. Estimates are based on current economic conditions, historical interest rate cycles and other factors deemed to be relevant. However, underlying assumptions may be impacted in future periods which were not known to management at the time of the issuance of the consolidated financial statements. Therefore, management’s assumptions may or may not prove valid. No assurance can be given that changing economic conditions and other relevant factors impacting our net interest income will not cause actual occurrences to differ from underlying assumptions. In addition, this analysis does not consider any strategic changes to our balance sheet which management may consider as a result of changes in market conditions.

Change In
Net Interest Income
From Base
Up 300 basis points	3.4%
Up 200 basis points	2.4%
Up 100 basis points	1.4%
Base	0.0%
Down 100 basis points	-1.4%
Down 200 basis points	-1.7%
Down 300 basis points	-2.4%

Contractual Obligations

All time deposits have an original maturity of one year or less.

The Company has the following operating leases for office space as of June 30, 2026:

				Future
			Related	Lease
Description	Address	Expiration	Party	Commitments

Office Building	Roswell, GA	Apr 30, 2029	N	$91

Office Building	Oklahoma City, OK	Dec 31, 2026	Y	12
				$103

The Company has entered into several agreements for various data processing functions with varying payment requirements and expiration dates. The two most significant of these contracts require combined annual commitments of approximately $7.0 million and expire in 2030.

Accounting, Reporting, and Regulatory Matters

See footnote “Nature of Operations and Significant Accounting Policies” in the notes to our most recent audited consolidated financial statements for a discussion of the effects of recently issued accounting pronouncements.

Item 2. Other Information

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Submission of an updated capital plan within 14 calendar days;
●	Restrictions on capital distributions;
●	Restrictions on board fees;
●	Limitations on liabilities to related companies;
●	Restrictions on asset growth;
●	Required prior approval for acquisitions or new branches;
●	Restrictions on brokered and employee benefit deposits;
●	Requirement to become adequately capitalized through sale of stock or combination with another institution;
●	Restrictions on transactions between affiliates;
●	Restrictions on interest rates paid on deposits;
●	Restrictions on high risk activities;
●	Employment of qualified senior executive officers;
●	Restrictions on correspondent bank deposits;
●	Restrictions on Company capital distributions;
●	Required divestiture of high risk or insolvent subsidiaries;
●	Required divestiture of the Bank by the Company if so determined by the Federal Reserve;
●	Prohibitions on bonuses and certain compensation to senior executive officers;
●	Monthly compliance reporting.

On September 11, 2026, the Bank was notified by the FDIC that it is a Critically Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 1.91% as of August 31, 2026. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Requirement to increase capital to an “adequately capitalized” capital category by October 23, 2026;
●	Mandatory review of certain securities offerings by the FDIC;
●	Required acquisition by or merger with another depository institution if adequate capital is not raised;
●	Required prior FDIC approval for material transactions, highly leveraged credit extensions, charter or bylaws amendments, material change in accounting methods, covered transactions, or certain increases in deposit rates;
●	Restrictions on capital distributions;
●	Restrictions on board fees;
●	Restrictions on brokered and employee benefit deposits;
●	Requirement to become adequately capitalized through the sale of stock or combination with another financial institution;
●	Restrictions on transactions between affiliates;
●	Restrictions on interest rates paid on deposits;
●	Restrictions on high-risk activities;
●	Restrictions on correspondent bank deposits;
●	Restrictions on Company capital distributions;
●	Required divestiture of high risk or insolvent subsidiaries by the Bank or the Company;
●	Required divestiture of the Bank by the Company is so determined by the Federal Reserve;
●	Prohibitions on bonuses and certain compensation to senior executive officers;
●	Monthly compliance reporting.

Item 3. Unaudited Interim Financial Statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
(dollars in thousands, except share data)	2026	2025
	(Unaudited)

Assets

Cash and due from banks	$6,933	$5,875
Federal funds sold	6,576	18,065
Excess balance account at the Federal Reserve	6,666	23,183
Interest bearing deposits with other banks	17,764	25,276
TOTAL CASH AND CASH EQUIVALENTS	37,939	72,399

Investment securities available for sale (amortized cost $203,357 and $163,257 at March 31, 2026 and December 31, 2025, respectively)	209,244	162,706
Mortgage loans held for sale	-	600

Loans receivable	22,997	17,702
Less: allowance for credit losses	(250)	(227)
NET LOANS	22,747	17,475

Restricted stock	38	38
Premises and equipment	458	423
Core deposit intangible	91	98
Accrued interest	563	356
Deferred technology expenses	2,426	2,624
Other assets	3,277	702
TOTAL ASSETS	$276,783	$257,421

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED), CONTINUED

	June 30,	December 31,
(dollars in thousands, except share data)	2026	2025
	(Unaudited)

Liabilities and Stockholders’ Equity

Deposits:
Non interest bearing	$97,262	$92,241
Interest bearing	171,226	154,457
TOTAL DEPOSITS	268,488	246,698

Accrued interest and other liabilities	1,346	949
TOTAL LIABILITIES	269,834	247,647
Stockholders’ Equity:
Class A Common Stock, $0.0001 par value; 25,000,000 shares authorized; 21,676,841 and 21,674,662 shares issued at June 30, 2026 and December 31, 2025, respectively	2	2
Class B Common Stock, $0.0001 par value; 75,000,000 shares authorized; 23,374,761 and 22,268,066 shares issued at June 30, 2026 and December 31,2025, respectively	2	2
Surplus	63,142	57,547
Accumulated deficit	(55,423)	(47,226)
Accumulated other comprehensive loss	(774)	(551)
TOTAL STOCKHOLDERS’ EQUITY	6,949	9,774

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$276,783	$257,421

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands, except share data)	2026	2025	2026	2025

INTEREST AND DIVIDEND INCOME
Interest-bearing deposits in banks	$221	$198	$447	$392
Federal funds sold	166	1,690	408	3,284
Investment securities - taxable	2,382	220	4,599	336
Investment securities - tax exempt	1	1	2	1
Loans	407	214	813	340
TOTAL INTEREST INCOME	3,177	2,323	6,269	4,353

INTEREST EXPENSE
Interest-bearing transaction	152	136	303	247
Savings	281	277	586	537
Time	116	51	209	79
TOTAL INTEREST EXPENSE	549	464	1,098	863

NET INTEREST INCOME	2,628	1,859	5,171	3,490

Provision for credit losses	56	83	252	150

NET INTEREST INCOME AFTER
PROVISION FOR CREDIT LOSSES	2,572	1,776	4,919	3,340

NONINTEREST INCOME
Deposit service charges and fees	252	226	503	341
Gain on sale of mortgage loans	108	110	225	202
Gain (loss) on sale of investment securities	(3)	133	(3)	133
Interchange fees	564	417	1,066	764
Other	18	(12)	40	-
TOTAL NONINTEREST INCOME	$939	$874	$1,831	$1,440

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED), CONTINUED

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands, except share data)	2026	2025	2026	2025

NONINTEREST EXPENSE
Salaries and employee benefits	$2,732	$2,925	$5,370	$5,479
Stock compensation expense	273	275	1,156	550
Occupancy	38	47	80	100
Data processing & technology	1,836	1,721	4,230	3,518
Interchange	275	195	544	348
Insurance	146	90	295	174
Marketing and advertising	406	423	723	718
Consultants	113	124	211	268
Customer care	331	321	650	511
Professional	214	117	314	132
Bank director fees	27	77	108	146
Holding company director fees	40	119	140	238
Miscellaneous	732	220	1,126	716
TOTAL NONINTEREST EXPENSE	7,163	6,654	14,947	12,898
LOSS BEFORE INCOME TAXES	(3,652)	(4,004)	(8,197)	(8,118)
Income taxes	-	-	-	-
NET LOSS	$(3,652)	$(4,004)	$(8,197)	$(8,118)

Basic and diluted loss per share	$(0.08)	$(0.09)	$(0.18)	$(0.19)

Basic and diluted average shares outstanding	44,834,619	42,518,903	44,538,669	42,282,332

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands, except share data)	2026	2025	2026	2025

NET LOSS	$(3,652)	$(4,004)	$(8,197)	$(8,118)

Other comprehensive Loss:
Unrealized holding gains and losses on securities available for sale:
Unrealized gains (losses) arising during the period	(292)	(13)	(182)	119
Reclassification adjustment for realized (gains) losses on sale	3	(133)	3	(133)
	(289)	(146)	(179)	(14)
Unrealized holding gains and losses on interest rate swap classified as a cash flow hedge:
Unrealized losses arising during the period	(50)	-	(50)	-
Gains on interest rate swap realized in net income	6	-	6	-
	(44)	-	(44)	-
Deferred income tax effect	-	-	-	-
Total other comprehensive loss	(333)	(146)	(223)	(14)

TOTAL COMPREHENSIVE LOSS	$(3,985)	$(4,150)	$(8,420)	$(8,132)

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

(dollars in thousands, except share data)

	Class A Common	Class A	Class B Common	Class B	Surplus			Accumulated Other Comprehensive
Three Months Ended June 30,	Shares Outstanding	Common Stock	Shares Outstanding	Common Stock	Common Stock	Warrants	Accumulated Deficit	Income (Loss)	Total

Balance, March 31, 2026	21,676,674	$2	22,948,379	$2	$58,256	$2,847	$(51,771)	$(441)	$8,895

Net loss	-	-	-	-	-	-	(3,652)	-	(3,652)
Other comprehensive income	-	-	-	-	-	-	-	(333)	(333)
Stock compensation expense	-	-	-	-	273	-	-	-	273
Share adjustment	167	-	-	-	-	-	-	-	-
Issuance of restricted stock	-	-	15,000	-	-	-	-	-	-
Issuance of Reg D Class B shares	-	-	411,382	-	1,766	-	-	-	1,766

Balance at June 30, 2026	21,676,841	2	23,374,761	2	$60,295	$2,847	$(55,423)	$(774)	$6,949

Balance, March 31, 2025	21,228,923	$2	21,144,564	$2	$46,126	$1,823	$(36,498)	$121	$11,576

Net loss	-	-	-	-	-	-	(4,004)	-	(4,004)
Other comprehensive income	-	-	-	-	-	-	-	(146)	(146)
Stock compensation expense	-	-	-	-	275	-	-	-	275
Issuance of Reg D Class A Shares and coverage warrants	176,023	-	-	-	828	404	-	-	1,232
Issuance of Reg A Class B shares	-	-	224,217	-	1,213	-	-	-	1,213

Balance at June 30, 2025	21,404,946	$2	21,368,781	$2	$48,442	$2,227	$(40,502)	$(25)	$10,146

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED), CONTINUED

(dollars in thousands, except share data)

	Class A Common	Class A	Class B Common	Class B	Surplus			Accumulated Other Comprehensive
Six Months Ended June 30,	Shares Outstanding	Common Stock	Shares Outstanding	Common Stock	Common Stock	Warrants	Accumulated Deficit	Income (Loss)	Total

Balance, December 31, 2025	21,674,662	$2	22,268,066	$2	$54,700	$2,847	$(47,226)	$(551)	$9,774

Net loss	-	-	-	-	-	-	(8,197)	-	(8,197)
Other comprehensive income	-	-	-	-	-	-	-	(223)	(223)
Stock compensation expense	-	-	-	-	1,156	-	-	-	1,156
Share adjustment	2,179	-	-	-	-	-	-	-	-
Issuance of restricted stock	-	-	165,000	-	-	-	-	-	-
Issuance of Reg D Class B shares	-	-	941,695	-	4,439	-	-	-	4,439

Balance at June 30, 2026	21,676,841	2	23,374,761	2	$60,295	$2,847	$(55,423)	$(774)	$6,949

Balance, December 31, 2024	21,228,923	$2	20,457,355	$2	$40,834	$1,823	$(32,384)	$(11)	$10,266

Net loss	-	-	-	-	-	-	(8,118)	-	(8,118)
Other comprehensive loss	-	-	-	-	-	-	-	(14)	(14)
Stock compensation expense	-	-	-	-	550	-	-	-	550
Issuance of Reg D Class A shares and coverage warrants	176,023	-	-	-	828	404	-	-	1,232
Issuance of Reg A Class B shares	-	-	911,426	-	6,230	-	-	-	6,230

Balance at June 30, 2025	21,404,946	$2	21,368,781	$2	$48,442	$2,227	$(40,502)	$(25)	$10,146

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
(dollars in thousands, except share data)	2026	2025

Cash flows from operating activities:
Net loss	$(8,197)	$(8,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	46	48
Provision for credit losses	252	150
Amortization of core deposit intangible	7	7
Amortization of deferred technology expenses	443	225
Gain on sale of mortgage loans	(225)	(202)
Loss (gain) on sale of investment securities	3	(133)
Proceeds from loan sales	11,025	9,449
Loans originated for sale	(10,200)	(10,190)
Net accretion of securities available for sale	(31)	(25)
Stock compensation expense	1,156	550
Net increase in accrued interest	(207)	(230)
Net increase in other assets	(2,575)	(407)
Net increase in accrued interest and other liabilities	397	730
Net cash used in operating activities	(8,106)	(8,146)

Cash flows from investing activities:
Net increase in loans	(5,295)	(11,104)
Maturities / paydowns of investment securities available for sale	20,286	-
Purchases of investment securities available for sale	(75,076)	(20,084)
Proceeds from sales of securities available for sale	7,777	8,167
Increase in deferred technology expenses	(245)	(17)
Purchases of premises and equipment	(30)	(26)
Net cash used in investing activities	$(52,583)	$(23,064)

See accompanying notes to consolidated financial statements

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED), CONTINUED

	Six Months Ended June 30,
(dollars in thousands, except share data)	2026	2025

Cash flows from financing activities:
Net change in non interest bearing deposits	$5,021	$23,535
Net change in interest bearing deposits	16,769	25,041
Capital contributions	4,439	7,462
Net cash provided by financing activities	26,229	56,038

Net decrease in cash and cash equivalents	(34,460)	24,828

Cash and cash equivalents at beginning of period	72,399	174,605

Cash and cash equivalents at end of period	$37,939	$199,433

Schedule of Certain Cash Flow Information

Interest paid	$1,098	$863

Income taxes paid	$-	$-

Non-Cash Investing Activities
Right of use asset and liability	51	-

See accompanying notes to consolidated financial statements

(1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of Old Glory Holding Company and its subsidiaries (collectively, the “Company”) conform to accounting principles generally accepted in the United States (“U.S. GAAP”) and practices within the banking industry. The accompanying interim consolidated financial statements have not been audited. A more detailed description of the Company’s accounting policies is included in the December 31, 2025 audited consolidated financial statements.

In management’s opinion, all necessary accounting adjustments have been made to fairly present the financial position and results of operations in the accompanying interim financial statements. These adjustments are normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods. The accompanying interim unaudited consolidated financial statements should be read in conjunction with the December 31, 2025 audited consolidated financial statements and related notes.

Nature of Operations

Old Glory Holding Company (the “Company”) is a Delaware Corporation formed in 2021 for the purpose of raising capital and acquiring what is now Old Glory Bank (the “Bank”).

The Company acquired First State Bank of Elmore County (“FSBEC”) on November 30, 2022. At the time, FSBEC had total assets of $13.7 million and was subsequently renamed Old Glory Bank. After the acquisition, Old Glory Bank successfully implemented nationwide online and mobile banking for both consumers and businesses which are located throughout the United States.

The Company also owns 100% of the equity of Old Glory Intellectual Property Holdings, LLC., a Georgia limited liability company, which entity holds intellectual property rights relating to Old Glory Bank’s trademarks.

The Bank operates under a charter granted by the Oklahoma State Banking Department and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Oklahoma State Banking Department. The Company is headquartered in Oklahoma City, Oklahoma, with its physical banking operation located in Elmore City, Oklahoma.

Principles of Consolidation

The consolidated financial statements have been prepared using the accrual basis of accounting and include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated. The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

An estimate that is particularly susceptible to significant change relates to the determination of the allowance for credit losses. While management uses available information to recognize credit losses on loans, future changes to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for credit losses may change in the near term.

Other estimates relate to the determination of the fair value of investment securities and the valuation of deferred tax assets. The accounting policies for these items and other significant policies are presented below.

(2)	GOING CONCERN

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has experienced losses since inception in 2022 as it invests in the technology and personnel required to support a digital-first bank with a nationally recognized brand and a strategy to serve customers in every state. The Company incurred net losses of $8.2 million for the six months ended June 30, 2026 and $14.8 million for the year ended December 31, 2025, and had negative cash flows from operations of $8.1 million and $12.9 million during the same periods, and has an accumulated deficit of $55.4 million as of June 30, 2026. The Company’s current level of capital is not expected to support the operating losses and to meet minimum regulatory capital requirements for 12 months from the date the financial statements are issued.

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”)

Following the termination, management adopted a capitalization plan in August 2026 under which the Bank is seeking additional capital in order to comply with the 2024 Consent Order discussed in Note 12. Potential sources include a raise from existing shareholders, a private or institutional equity investment, or a merger or sale transaction. None of these potential sources is subject to a binding commitment, and completion of any of them is dependent on the actions of others, general market conditions and, in certain structures, regulatory approval. There can be no assurance that the Company will be able to obtain the capital when needed, if at all. Management’s plans do not alleviate the substantial doubt.

The consolidated financial statements do not include any adjustment to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company was unable to continue as a going concern.

See Note 14 – Subsequent Events for further discussion.

(3)	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities as of the dates indicated were as follows:

	June 30, 2026
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury note	$200	$-	$-	$200
Municipal	156	-	1	155
Agency mortgage-backed securities - fixed rate	16,918	4	107	16,815
Agency mortgage-backed securities - floating rate	92,353	210	70	92,493
Agency guaranteed student loan bonds - floating rate	100,347	34	800	99,581

Total	$209,974	$248	$978	$209,244

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury note	$4,198	$5	$-	$4,203
Municipal	158	-	2	156
Agency mortgage-backed securities - floating rate	99,656	6	237	99,425
Agency note	2,000	3	-	2,003
Agency guaranteed student loan bonds - floating rate	57,245	2	328	56,919

Total	$163,257	$16	$567	$162,706

The amortized cost and estimated fair value of debt securities available for sale as of June 30, 2026, by contractual maturity, are shown below. Actual maturities and principal payments on mortgage-backed securities will differ from contractual maturities because of scheduled principal payments and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value

Due in 1 year or less	$156	$155
Due after one year through five years	200	200
Due after five years through ten years	-	-
Due after ten years	-	-
	356	355

Agency mortgage-backed securities - fixed rate	16,918	16,815
Agency mortgage-backed securities - floating rate	92,353	92,493
Agency guaranteed student loan bonds - floating rate	100,347	99,581

Total	$209,974	$209,244

The fair value and unrealized losses of securities available for sale with temporary impairment as of the dates indicated is shown below:

	June 30, 2026
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

US Treasury notes	$-	$-	$-	$-	$-	$-
Municipal	-	-	155	1	155	1
Agency mortgage-backed securities - fixed rate	11,884	107	-	-	11,884	107
Agency mortgage-backed securities - floating rate	23,761	70			23,761
Agency guaranteed student loan bonds - floating rate	81,967	800	-	-	81,967	800

Total	$117,612	$977	$155	$1	$117,767	$978

	December 31, 2025
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

US Treasury notes	$-	$-	$-	$-	$-	$-
Municipal	-	-	156	2	156	2
Agency mortgage-backed securities - floating rate	87,693	237	-	-	87,693	237
Agency guaranteed student loan bonds - floating rate	51,585	328	-	-	51,585	328

Total	$139,278	$565	$156	$2	$139,434	$567

The number of securities with unrealized losses as of June 30, 2026 and December 31, 2025 were as follows:

	June 30,	December 31,
	2026	2025

US Treasury notes	-	-
Municipal	1	19
Agency mortgage-backed securities - fixed rate	3	1
Agency mortgage-backed securities - floating rate	7
Agency guaranteed student loan bonds - floating rate	29	19

Total	40	39

Management believes that all of the unrealized losses as of June 30, 2026 and December 31, 2025 are recoverable based upon review of the issuers and the nature of the securities. The impairment is due primarily to changes in the interest rate environment since the purchase of the securities and is not related to credit issues of the issuer. The Company has sufficient cash and borrowing sources to provide sufficient liquidity to hold the securities until maturity or recovery of the impairment. Since the Company does not intend to sell any of the investments before recovery of its amortized cost basis and has the ability and intent to hold these investments to maturity, there is currently no allowance for credit losses recorded against any securities in the Company’s available-for-sale securities portfolio at June 30, 2026 or December 31, 2025.

The following summarizes the proceeds, gross realized gains and gross realized losses from sales of securities available for sale during the periods indicated:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Proceeds from sales	$7,777	$8,167	$7,777	$8,167
Gross gains realized	-	133	-	133
Gross losses realized	3	-	3	-

At June 30, 2026, there was approximately $92.4 million of investment securities pledged as collateral to the Federal Reserve Bank of Kansas City for Discount Window availability.

(4)	LOANS

A summary of the Company’s loans by portfolio segment as of the dates indicated is as follows:

	June 30,	December 31,
	2026	2025

Residential real estate	$2,730	$1,899
Commercial real estate	13,135	10,268
Commercial and industrial	5,106	3,917
Consumer	2,026	1,618

Gross loans	22,997	17,702
Less: Allowance for credit losses	(250)	(227)

Net loans	$22,747	$17,475

The following presents the activity in the allowance for credit losses by loan portfolio segment for the three and six months ended June 30, 2026 and 2025. Allocation of a portion of the allowance to one segment of loans does not preclude its availability to absorb losses in other segments.

	Three Months Ended June 30, 2026
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of period	$25	$128	$201	$15	$369

Loans charged-off	-	-	(122)	(55)	(177)
Recoveries on loans	-	-	-	2	2
Net charge-offs	-	-	(122)	(53)	(175)

Provision	(9)	17	(7)	55	56

Balance at end of period	$16	$145	$72	$17	$250

	Six Months Ended June 30, 2026
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of period	$11	$96	$109	$11	$227

Loans charged-off	-	-	(122)	(115)	(237)
Recoveries on loans	-	-	-	8	8
Net charge-offs	-	-	(122)	(107)	(229)

Provision	5	49	85	113	252

Balance at end of period	$16	$145	$72	$17	$250

	Three Months Ended June 30, 2025
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of period	$11	$18	$55	$26	$109

Loans charged-off	-	-	-	-	-
Recoveries on loans	-	-	-	-	-
Net charge-offs	-	-	-	-	-

Provision	25	81	(16)	(7)	83

Balance at end of period	$36	$99	$39	$19	$193

	Six Months Ended June 30, 2025
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of period	$9	$1	$28	$5	$43

Loans charged-off	-	-	-	-	-
Recoveries on loans	-	-	-	-	-
Net charge-offs	-	-	-	-	-

Provision	27	98	11	14	150

Balance at end of period	$36	$99	$39	$19	$193

Collateral dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. The Company reviews individually evaluated loans for designation as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses.

Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan’s collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following tables provide a breakdown between loans identified as collateral dependent assets (“CDAs”) and non-CDAs, by type and securing collateral, as well as collateral coverage for those loans at June 30, 2026 and December 31, 2025:

	June 30, 2026
	CDA’s
	Residential	Commercial	Non
	Property	Property	CDA’s	Total
Residential real estate	$-	$-	$2,730	$2,730
Commercial real estate	-	1,155	11,980	13,135
Commercial and industrial	-	356	4,750	5,106
Consumer	-	9	2,017	2,026

Total	$-	$1,520	$21,477	$22,997

Total collateral value	$-	$1,520

	December 31, 2025
	CDA’s
	Residential	Commercial	Non
	Property	Property	CDA’s	Total
Residential real estate	$-	$-	$1,899	$1,899
Commercial real estate	-	-	10,268	10,268
Commercial and industrial	-	122	3,795	3,917
Consumer	-	-	1,618	1,618

Total	$-	$122	$17,580	$17,702

Total collateral value	$-	$92

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of the risk grades is as follows:

●	Pass—This grade includes loans to borrowers of acceptable credit quality and risk. The Company further differentiates within this grade based upon borrower characteristics, which include: capital strength, earnings stability, leverage, and industry.

●	Special Mention—This grade includes loans that require more than a normal degree of supervision and attention. These loans have all the characteristics of an adequate asset, but due to being adversely affected by economic or financial conditions have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan.

●	Substandard—This grade includes loans that have well defined weaknesses, which make payment default or principal exposure possible, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business to meet the repayment terms.

●	Doubtful—These loans have all the weaknesses inherent in a “substandard” loan with the added factor that the weaknesses are so severe that collection or liquidation in full, on the basis of current existing facts, conditions and values, is extremely unlikely, but because of certain specific pending factors, the amount of loss cannot yet be determined.

●	Loss—This grade includes loans that are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. “Loss” is not intended to imply that the asset has no recovery or salvage value, but simply that it is not practical or desirable to defer writing off all or some portion of the loan, even though partial recovery may be affected in the future.

The following table presents the credit risk profile by risk grade for loans as of the dates indicated:

	June 30,	December 31,
	2026	2025
Pass	$20,597	17,580
Special Mention	273	-
Substandard	2,127	122
Doubtful	-	-
	$22,997	17,702

The following tables present an aging of the recorded investment in past due and nonaccrual loans, by loan class, as of June 30, 2026 and December 31, 2025. All loans that have been delinquent for 90 days or more, as well as other loans with a well-defined weakness, are considered nonaccrual loans.

	June 30, 2026
	30–59 Days	60–89 Days	90 + Days	Total Past Due	Current Loans	Total Loans	Non-Accrual Loans

Residential real estate	$-	$-	$-	$-	$2,730	$2,730	$-
Commercial real estate	-	-	-	-	13,135	13,135	1,155
Commercial and industrial	-	356	-	356	4,750	5,106	356
Consumer	-	-	-	-	2,026	2,026	9
	$-	$356	$-	$356	$22,641	$22,997	$1,520

	December 31, 2025
	30–59 Days	60–89 Days	90 + Days	Total Past Due	Current Loans	Total Loans	Non-Accrual Loans

Residential real estate	$-	$76	$-	$76	$1,823	$1,899	$-
Commercial real estate	-	-	-	-	10,268	10,268	-
Commercial and industrial	-	-	-	-	3,795	3,917	122
Consumer	16	-	-	16	1,602	1,618	-
	$16	$76	$-	$92	$17,488	$17,702	$122

The following table presents recorded investment in loans on nonaccrual status, by class, as of June 30, 2026 and December 31, 2025:

	Nonaccrual Loans
	June 30, 2026
	With No	With An
	Allowance	Allowance	Total
Residential real estate	$-	$-	$-
Commercial real estate	1,155	-	1,155
Commercial and industrial	356	-	356
Consumer	9	-	9

Total	$1,520	$-	$1,520

Nonaccrual Loans
December 31, 2025
	With No	With An
	Allowance	Allowance	Total
Residential real estate	$-	$-	$-
Commercial real estate	-	-	-
Commercial and industrial	-	122	122
Consumer	-	-	-

Total	$-	$122	$122

The Company had no loans delinquent 90 days or more that were still accruing interest as of June 30, 2026 and December 31, 2025. Payments received on non-accrual loans are applied to principal. The Company does not recognize interest on non-accrual loans.

A loan modification generally occurs when a borrower is experiencing financial difficulty and the Company grants a concession to provide the borrower relief from one or more of the contractual loan conditions. Concessions that the Company might consider include the allowance of interest-only payments on a temporary basis, the reduction of interest rates, the extension of the loan term, the forgiveness of principal, or a combination of these. The Company did not have any loan modifications during the three and six months ended June 30, 2026.

(5)	DERIVATIVES AND HEDGING ACTIVITIES

The Company entered into the following interest rate swaps to hedge the variability of cash flows due to changes in interest rate risk on its floating rate available for sale securities portfolio. Gains and losses related to changes in fair value are recorded initially in other comprehensive loss (net of any ineffectiveness) and reclassified into earnings in the periods the hedged forecasted transactions occur.

					Pay	Receive
Effective	Maturity		Payment		Floating	Fixed
Date	Date	Term	Frequency	Notional	Rate	Rate
June 22, 2026	Dec 22, 2028	30 Months	Monthly	$75,000	SOFR - OIS	3.87%
June 22, 2026	Dec 22, 2028	30 Months	Quarterly	25,000	SOFR - OIS	3.88%
				$100,000

The following table presents the fair value of the derivative financial instruments as of the dates indicated as well as their classification in the consolidated balance sheets:

	June 30, 2026
	Notional	Balance Sheet	Fair Value
	Amount	Location	Asset (Liability)
Derivatives designated as hedging instruments:
Cash flow hedge of monthly pay floating rate debt securities	$75,000	Other liabilities	$(34)
Cash flow hedge of quarterly pay floating rate debt securities	25,000	Other liabilities	(11)

Total derivatives	$100,000	-	$(45)

The following table presents the effect of derivatives in hedging relationships on the consolidated statements of loss:

	Income Statement	Thee Months Ended June 30,		Six Months Ended June 30,
Hedged Item	Line Item Affected	2026	2025	2026	2025

Cash flow hedges:
Monthly pay floating rate debt securities	Interest income - investments	$4	-	$4	-
Quarterly pay floating rate debt securities	Interest income - investments	2	-	2	-
		$6	-	$6	-

As of June 30, 2026, the Company had posted $1.75 million of cash collateral to the counterparty to the derivative instruments noted above. This amount is recorded in Other Assets in the consolidated balance sheets.

(6)	CONCENTRATIONS OF CREDIT RISK

The Company accepts deposits and grants loans to customers throughout the United States. The economic conditions of the market area may have an impact on the debtors’ ability to repay their loans. The following summarizes the Company’s loan balances by the ten largest states as of June 30, 2026:

June 30
2026

Oklahoma	27%
Colorado	12%
Illinois	8%
Florida	7%
Texas	7%
Iowa	7%
Minnestota	6%
New York	5%
Georgia	5%
California	4%
All other	13%

Total	100%

The Company has a concentration of credit risk with its correspondent financial institution in the form of an excess balance account at the Federal Reserve and fed funds sold. The Company evaluates the stability of the financial institutions it does business with in evaluating credit risk. The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments noted above is represented by the contractual or notional amount of the account, less the amount covered by FDIC insurance. The Company had the following concentrations of invested cash as of the date indicated:

June 30,
2026
Excess balance account	$6,666
Fed funds investor 1	670
Fed funds investor 2	744
Fed funds investor 3	744
Fed funds investor 4	1,117
Fed funds investor 5	1,117
Fed Funds inestor 6	1,861
Fed funds investor 7	323
$13,242

(7)	DEFERRED TECHNOLOGY EXPENSES

The Company incurs payments to various technology vendors for the implementation and customization of software used in its business. Such payments generally have a term ranging from 12 months to 84 months.

The following table summarizes deferred technology expenses and related accumulated amortization as of the dates indicated:

	June 30,	December 31,
	2026	2025

Deferred expenses	$4,246	$4,001
Accumulated amortization	(1,820)	(1,377)

Total	$2,426	$2,624

Amortization expense for the three and six months ended June 30, 2026 and 2025 was as follows:

	2026	2025

Three Months Ended June 30	$239	108
Six Months Ended June 30	$443	225

(8)	DEPOSITS

The major classifications of deposits as of the dates indicated are as follows:

	June 30,	December 31,
	2026	2025

Non Interest bearing transaction	$97,262	$92,241
Interest bearing transaction	53,043	48,141
Savings	104,519	97,168
Certificates of deposit	13,664	9,148
	$268,488	$246,698

The Company did not have any brokered deposits as of June 30, 2026 or December 31, 2025.

Certificates of deposit that meet or exceed the FDIC Insurance limit of $250,000 totaled $1.6 million as of June 30, 2026. All outstanding certificates of deposit were scheduled to mature in less than 1 year.

(9)	FAIR VALUE MEASUREMENTS

Overview

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2

Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation is generated from techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process.

Fair Value Measured on a Recurring Basis

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investment Securities Available for Sale

We obtain fair values for debt securities available for sale from a third-party pricing service, which utilizes several sources for valuing fixed-income securities. The market evaluation sources for debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information. Generally, the methodologies include broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 and December 31, 2025:

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:

US Treasury notes	$200	$-	$-	$200
Municipal	-	155	-	155
Agency mortgage-backed securities - fixed rate	-	16,815	-	16,815
Agency mortgage-backed securities - floating rate		92,493		92,493
Agency guaranteed student loan bonds - floating rate	-	99,581	-	99,581

Total	$200	$209,044	$-	$209,244

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:

US Treasury notes	$4,203	$-	$-	$4,203
Municipal	-	156	-	156
Agency mortgage-backed securities - floating rate	-	99,425	-	99,425
Agency note	-	2,003	-	2,003
Agency guaranteed student loan bonds - floating rate	-	56,919	-	56,919

Total	$4,203	$158,503	$-	$162,706

During the three and six months ended June 30, 2026 and the year ended December 31, 2025, there were no transfers between the various levels.

Financial Assets and Financial Liabilities Measured on a Non-Recurring Basis

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value on a non-recurring basis:

Loans Held for Sale

Loans held for sale, which represent current mortgage production not yet sold, are recorded at the lower of current market prices or cost. The Company treats the loans held for sale as nonrecurring Level 2 in the event a write down were needed. Values are derived from sale prices obtained in an active market. Loans held for sale were carried at amortized cost as of June 30, 2026 and December 31, 2025. Interest rate lock commitments with customers and the related derivative were immaterial and have not been valued.

Individually Evaluated Loans

The fair value of individually evaluated loans, formerly “impaired” under incurred loss methodology, with specific allocations of the ACL is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Individually evaluated loans are evaluated on at least a quarterly basis for additional impairment and adjusted in accordance with the loan policy.

The following table presents assets measured at fair value on a non-recurring basis as of June 30, 2026 and December 31, 2025:

				Range Of
				Level 3
				Appraisal
	June 30, 2026			Adjustments
	Level 1	Level 2	Level 3

Financial assets:

Individually evaluated loans	$-	$-	$1,511	0% - 10%

Total	$-	$-	$1,511

				Range Of
				Level 3
				Appraisal
	December 31, 2025			Adjustments
	Level 1	Level 2	Level 3

Financial assets:

Individually evaluated loans	$-	$-	122	0% - 10%

Total	$-	$-	$122

Summary Fair Value of Financial Assets and Liabilities

The following table summarizes the carrying amount and fair value of all financial assets and liabilities as of June 30, 2026 and December 31, 2025:

		June 30, 2026
		Fair Value Measurements
	Carrying
	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:

Cash and cash equivalents	37,939	37,939	37,939	-	-
Available for sale securities	209,244	209,244	200	209,044	-
Mortgage loans held for sale	-	-	-	-	-
Loans receivable, net	22,747	22,821	-	-	22,821
Accrued interest receivable	563	563	-	428	129

Financial Liabilities:

Time deposits	13,664	13,706	-	13,706	-
Accrued interest payable	1	1	-	1	-

		December 31, 2025
		Fair Value Measurements
	Carrying
	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:

Cash and cash equivalents	72,399	72,399	72,399	-	-
Available for sale securities	162,706	162,706	4,203	158,503	-
Mortgage loans held for sale	600	612	-	612	-
Loans receivable, net	17,475	17,482	-	-	17,482
Accrued interest receivable	356	356	-	253	103

Financial Liabilities:

Time deposits	9,148	9,148	-	9,148	-
Accrued interest payable	1	1	-	1	-

(10)	STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, which is shareholder approved, resolves that the Company reserve a total of 1,800,000 share of Class B Common Stock for issuance thereunder. Under the 2022 Equity Incentive Plan, the Board of Directors has the right to grant to key officers, employees and consultants options, warrants, restricted stock, and other equity.

Restricted Stock

During the three and six months ended June 30, 2026, the Company issued 15,000 and 165,000 shares of immediately vested restricted stock to employees and vendors. These shares were valued at the estimated current market value of $4.23 per share on the date of grant and immediately expensed.

Stock Options

During the three and six months ended June 30, 2026, the Company issued 92,500 shares of immediately vested non-qualified stock options to certain employees of a vendor. These options had an exercise price of $6 to $7 per share and a fair value per share of $1.63 to $1.44 and were immediately expensed.

(11)	EARNINGS / LOSS PER SHARE

The factors used in the basic and diluted earnings / loss per share computation follow:

	Three Months Ended
	June 30, 2026	June 30, 2025

Net loss	$(3,652)	$(4,004)

Weighted average common shares outstanding	44,834,619	42,518,903

Earnings (loss) per common share	$(0.08)	$(0.09)

	Six Months Ended
	June 30, 2026	June 30, 2025

Net loss	$(8,197)	$(8,118)

Weighted average common shares outstanding	44,538,669	42,282,332

Earnings (loss) per common share	$(0.18)	$(0.19)

All outstanding options and warrants are anti-dilutive due to the net loss position of the Company and are, therefore, not included in the tables above. There were 4,016,388 and 3,952,802 anti-dilutive stock options and warrants outstanding as of June 30, 2026 and December 31, 2025.

(12)	REGULATORY MATTERS

Consent Order

On May 1, 2024, the Bank agreed to a Consent Order from the FDIC and the Oklahoma State Banking Department (“State”), addressing, among other items, Board oversight, monitoring policies, internal control testing, management, operations, and increased capital for the Bank.

The 2024 Consent Order was the result of an examination of the Bank by the FDIC and the State, which commenced in June of 2023, and resulted in certain criticisms of the Bank. No fine or penalty was imposed or required. The Consent Order requires that:

●	The Board of Directors increase participation in the Bank’s affairs by assuming responsibility for the approval of the Bank’s policies and objectives and for the oversight of the Bank’s executive and senior management, including approval of a process to monitor all Bank activities and compliance with the Bank’s Board-approved policies;
●	Board of Directors shall monitor the overall condition of the Bank, its risk profile, and compliance with internal policies, regulations, statutes, statements of policy, and rules;
●	The Bank shall notify the FDIC and State of the resignation or termination of any of the Bank’s directors or executive officers;
●	The Bank shall obtain the written approval of the State prior to the addition of any individual to the Board or the employment of any individual as an executive officer;
●	The Board update its existing business plan to provide updated goals and projections through the year 2026 and submit to the FDIC and State for comment and approval;
●	In the event there are changes to the business plan or any event that results in a deviation of 10%, the business plan must be resubmitted for comment and approval;
●	The Board shall create a written Capital Plan to ensure management is monitoring capital levels and submit to the FDIC and State for comment and approval;
●	After establishing an adequate Allowance for Credit Losses, the Bank shall maintain its Tier 1 Leverage Capital ratio equal to 14 percent of the Bank’s Average Total Assets;
●	The Tier 1 Leverage ratio shall be achieved and maintained through retention of earnings, collection of charged-off assets, reduction in total assets, sale of new equity, or any combination thereof;
●	While this order is in effect, the Bank shall not declare or pay dividends or bonuses, without the prior written consent of the FDIC and State;
●	The Board shall ensure that the interest rate risk management model report is prepared and reviewed by the Board quarterly;
●	The Board shall correct all apparent violations of laws or non-conformance with applicable rules and regulations noted in the Report of Examination of the Bank as of September 18, 2023;
●	The Board shall fully implement the existing Board-approved Audit and Compliance Assessment Policy;
●	The Bank shall conduct audits required by the Audit and Compliance Assessment Policy;
●	The Board shall engage an independent qualified audit firm to audit the Bank’s IT controls;
●	Management shall develop a formal audit tracking system for IT audit issues, vulnerability assessment and penetration test findings, and examination deficiencies;
●	The Board shall develop, approve, and implement the following formal policies and procedures:

○	Electronic Funds Transfer Policy;
○	Security Incident Response Policy; and
○	Item Processing Procedures.

●	The Board shall ensure that the following policies and programs are revised:

○	The Information Security program;
○	Business Continuity Management Plan; and
○	The Third-Party Security Policy.

●	The Board shall ensure that established IT-related committees meet formally and are performing their delegated IT responsibilities and duties, including conducting, at a minimum, quarterly meetings;
●	The Board shall ensure the Bank’s cybersecurity preparedness and resiliency is at a baseline maturity level. The results of managements cybersecurity evaluation shall be presented to the Board for review and approval;
●	The Board shall initiate procedures to improve the initial vendor analysis process;
●	The Board shall ensure management conducts a full-scope test of the Business Continuity Management Plan and the Incident Response Plan. A written summary of the results shall be provided to the Board;
●	The Bank shall furnish written progress reports to the FDIC and State detailing the form and manner of any actions taken to secure compliance with this Order and the results thereof. These reports shall be reviewed by the Board;

The provisions of this Order will remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC and State.

The Bank believes it has satisfied a number of the concerns raised in the Consent Order.

Capital Level Notification

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report.

On September 11, 2026, the Bank was notified by the FDIC that it is a Critically Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 1.91% as of August 31, 2026.

See Note 14 - Subsequent Events for a further discussion of the Bank’s capital classification.

(13)	REGULATORY CAPITAL

The Company’s principal source of funds for liquidity are dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid from the Bank without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above.

The Bank is a federally-insured state-chartered bank and is subject to the rules and regulations of the Oklahoma State Banking Department and the Federal Deposit Insurance Corporation (“FDIC”). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital, common equity Tier 1, Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). As of June 30, 2026 and December 31, 2025, the Bank does not meet all capital adequacy requirements to which it is subject, including those contained in the Consent Order.

To be categorized as well capitalized the Bank must maintain minimum (Tier I leverage, Tier I risk-based, total risk-based capital) ratios as set forth in the table below. Regulatory capital regulations require that regulated financial institutions hold a capital conservation buffer of an additional 2.5% on risk-based capital measures. See Note 14 – Subsequent Events for a further discussion of the Bank’s current capital classification.

The actual and required capital amounts and ratios are shown in the following table:

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2026

Total Capital to risk weighted assets	$7,721	11.57%	$5,341	8.00%	$6,676	10.00%

Tier 1 (Core) Capital to risk weighted assets	$7,466	11.18%	$4,005	6.00%	$5,341	8.00%
Common Tier 1 (CET1)	$7,466	11.18%	$3,004	4.50%	$4,339	6.50%
Tier 1 (Core) Capital to average assets	$7,466	2.69%	$11,102	4.00%	$13,878	5.00%

December 31, 2025:

Total Capital to risk weighted assets	$10,245	18.80%	$4,360	8.00%	$5,450	10.00%
Tier 1 (Core) Capital to risk weighted assets	$10,015	18.37%	$3,270	6.00%	$4,360	8.00%
Common Tier 1 (CET1)	$10,015	18.37%	$2,453	4.50%	$3,543	6.50%
Tier 1 (Core) Capital to average assets	$10,015	4.17%	$9,616	4.00%	$12,020	5.00%

(14)	SUBSEQUENT EVENTS

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”).

Under the Termination Agreement, on the Effective Date, the BCA is terminated in its entirety and will impose no further liability or obligation on DAAQ, the Company or their respective representatives, except that Section 9.18 of the BCA will survive and remain in full force and effect, and all ancillary documents relating to the Transactions will be automatically terminated without further action, concurrent with the termination of the BCA in accordance with the Termination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which was filed by DAAQ on Form 8-K dated August 13, 2026.

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Submission of an updated capital plan within 14 calendar days;
●	Restrictions on capital distributions;
●	Restrictions on board fees;
●	Limitations on liabilities to related companies;
●	Restrictions on asset growth;
●	Required prior approval for acquisitions or new branches;
●	Restrictions on brokered and employee benefit deposits;
●	Requirement to become adequately capitalized through sale of stock or combination with another institution;
●	Restrictions on transactions between affiliates;
●	Restrictions on interest rates paid on deposits;
●	Restrictions on high risk activities;
●	Employment of qualified senior executive officers;
●	Restrictions on correspondent bank deposits;
●	Restrictions on Company capital distributions;
●	Required divestiture of high risk or insolvent subsidiaries;
●	Required divestiture of the Bank by the Company if so determined by the Federal Reserve;
●	Prohibitions on bonuses and certain compensation to senior executive officers;
●	Monthly compliance reporting.

On September 11, 2026, the Bank was notified by the FDIC that it is a Critically Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 1.91% as of August 31, 2026. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Requirement to increase capital to an “adequately capitalized” capital category by October 23, 2026;
●	Mandatory review of certain securities offerings by the FDIC;
●	Required acquisition by or merger with another depository institution if adequate capital is not raised;
●	Required prior FDIC approval for material transactions, highly leveraged credit extensions, charter or bylaws amendments, material change in accounting methods, covered transactions, or certain increases in deposit rates;
●	Restrictions on capital distributions;
●	Restrictions on board fees;
●	Restrictions on brokered and employee benefit deposits;
●	Requirement to become adequately capitalized through the sale of stock or combination with another financial institution;
●	Restrictions on transactions between affiliates;
●	Restrictions on interest rates paid on deposits;
●	Restrictions on high-risk activities;
●	Restrictions on correspondent bank deposits;
●	Restrictions on Company capital distributions;
●	Required divestiture of high risk or insolvent subsidiaries by the Bank or the Company;
●	Required divestiture of the Bank by the Company is so determined by the Federal Reserve;
●	Prohibitions on bonuses and certain compensation to senior executive officers;
●	Monthly compliance reporting.

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

Company’s Offering Statement Form 1-AA filed with the SEC on December 16, 2024

2.1 Certificate of Incorporation of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.2 Amended Certificate of Incorporation of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.3 Bylaws of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.4 Amended and Restated Bylaws of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.4 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

4.1 Form of Subscription Agreement for Old Glory Holding Company Class B Common Stock Regulation A (Tier II) (incorporated by reference to Exhibit 4.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.1 Transfer Agent Services Agreement, dated August 29, 2024, between Rialto Markets Transfer Services, LLC and Old Glory Holding Company. (incorporated by reference to Exhibit 6.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.2 Old Glory Holding Company 2022 Stock Incentive Plan, dated March 29, 2022 (incorporated by reference to Exhibit 6.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.3 Form of Award Agreement under the Old Glory Holding Company 2022 Stock Incentive Agreement. (incorporated by reference to Exhibit 6.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.4 Stock Restriction Agreement Stock Restriction Agreement, dated November 9, 2021 (as amended) between Old Glory Holding Company and the Stockholders that are a party thereto. Note: Investors in this Offering will not become a party hereto.

6.5 Registration Rights Agreement, dated November 9, 2021, between Old Glory Holding Company and the holders of Class A Common Stock that are a party thereto. Note: Investors in this Offering will not become a party hereto. (incorporated by reference to Exhibit 6.5 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.6 Deposit Account Control Agreement, dated November 4, 2024, among Old Glory Holding Company, Rialto Markets, and Old Glory Bank (incorporated by reference to Exhibit 6.6 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

11.1 Consent of Eide Bailly LLP to our report relating to the consolidated financial statements of Old Glory Holding Company for the calendar years ended 2024 and 2023

99.1 Consent Order issued by the Federal Deposit Insurance Corporation and the Oklahoma State Banking Department, dated May 1, 2024 in the matter of Old Glory Bank (incorporated by reference to Exhibit 99.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD GLORY HOLDING COMPANY

By:	/s/ David A. Bright
David A. Bright
Chief Financial Officer

Date: September 17, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael P. Ring	President & Chief Executive Officer	September 17, 2026
Michael P. Ring

/s/ Ben Carson	Director	September 17, 2026
Ben Carson

/s/ Larry Elder	Director	September 17, 2026
Larry Elder

/s/ Dan Schneider	Director	September 17, 2026
Dan Schneider

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